Exhibit 99.1

For Immediate Release
February 1, 2010
SAP Expects Stock Options to be Exercised on February 1
And Plans to Buy-Back Shares
     WALLDORF, Germany — February 1, 2010 — SAP AG (NYSE: SAP) today announced that it expects stock options to be exercised on February 1, 2010, which is the last day that stock options granted in 2005 from the Company’s 2002 Stock Option Plan (SOP) can be exercised. As a result, up to a total of approximately 6.6 million SAP shares will be received and sold into the market by the participants of the plan immediately on the same day, only if the SAP share price is equal to or higher than the stock options’ exercise price of €33.66. SAP will primarily use treasury shares to service the SOP subscription rights.
     Today, the SAP Executive Board has decided to buy back up to 6.6 million shares from the open market today in order to replenish the treasury stock that was used to service the exercised options.
     The Company was granted approval to buy back shares at the Annual General Meeting (AGM) on May 19, 2009, which authorized the Board to buy back up to 120 million SAP shares on or before October 31, 2010. The precise number and timing of any purchases of treasury shares is subject to change, depending on market conditions.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in all industries to become best-run businesses. With approximately 95,000 customers in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)

(*)	SAP defines business software as comprising enterprise resource planning and related applications.
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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
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For more information, press only:
Christoph Liedtke, +49 (6227) 7-50383, christoph.liedtke@sap.com, CET
Guenter Gaugler +49 (6227) 7-65416, guenter.gaugler@sap.com, CET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, ET